UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated January 3, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 3, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Ms Hanne Birgitte Sorensen as Additional and Independent Director of the Company

January 3, 2018, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that the Board of Directors have appointed Ms Hanne Sorensen (DIN: 08035439) as an Additional and Independent Director, with effect from January 3, 2018 for a tenure of 5 years. Enclosed herewith are the brief details of the appointment as prescribed (Annexure A), the content of which is self-explanatory.

Annexure A

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details
1.	Reason for change viz. appointment, resignation, removal, death or otherwise;	Appointment

2.	Date of appointment/~~cessation~~ (as applicable) & term of appointment;	January 3, 2018. Appointed as an Additional and Independent Director for a tenure of 5 years.

3.	Brief profile (in case of appointment);	Attached as Annexure B

4.	Disclosure of relationships between directors (in case of appointment of a Director).	Nil

ANNEXURE B

Ms Hanne Birgitte Sorensen is a Danish national, born in 1965 and holds an MSc in Economics and Management from the University of Aarhus.

During the period 1994-2016, she was engaged in various roles within the A.P.Moller – Maersk A/S Group in Denmark, a conglomerate comprising of 8 main companies, primarily specializing in the energy and transportation segment, inter-alia designated:

•	From 2014-2016 as the CEO of Damco, the Hague, Netherlands, a Supply Chain Management company specializing in retail, lifestyle, FMCG, technology and chemicals;

•	From 2012-13 as the CEO of Maersk Tankers, Copenhagen, the world’s largest product tanker company;

•	From 2008-12 as the Senior VP and Chief Commercial Officer of Maersk Line, Copenhagen, the world’s largest container shipping company;

Ms Sorensen is presently on the Board of Director’s and Committees thereof of various Companies, namely Ferrovial S.A., a design, construction, financing, operation and maintenance of transport, urban and services infrastructure company; a Member of the supervisory Board and Audit Committee of Koninklijke Vopak N.V., the world’s leading independent tank storage company; and a Member of the Board, the Nomination and Governance Committee as well as the Health, Safety and Sustainability Committee of LafargeHolcim Limited, the world’s largest cement producer.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.